Exhibit 99.1

Bit Origin Limited Completes Name Change from China

Xiangtai Food Co., Ltd. in Rebranding Initiative

The Company has launched its new logo & website and introduced its new investor presentation

New York, May 24, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategy, today announced that it has completed its holding company name change from China Xiangtai Food Co., Ltd. as a part of the rebranding that comes as the Company embraces a series of business transformations into the crypto mining industry. The name change became effective on May 18, 2022.

Bit Origin has also introduced a new corporate logo. The letters “b” and “o” in the new Bit Origin logo feature an infinite chain sign, which symbolize continuous growth trend of the Company and the crypto mining industry while connecting technologies, talents, innovations and resources.

Additionally, the Company has launched its new corporate website at https://bitorigin.io on May 11, 2022. The Company’s investor presentation is now available under the Investors section on the Company’s new website. The new investor presentation will reflect the Company’s new business focus with its near-term, mid-term and long-term strategies.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “The name, Bit Origin Limited, clearly represents the Company’s strategic mission and vision. Our mission is shaping the future of blockchain ecosystem in a sustainable way, and our vision is to become the leading Bitcoin mining company through innovations. The new name provides a more independent front as we continue to grow and build upon the business in the crypto mining industry.”

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., an emerging growth company engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com